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                                                         CONTACT:
                                                         Amy Anderson
                                                         The Cobalt Group, Inc.
                                                         Office: (206) 219-8105
                                                         Mobile: (206) 619-6220
                                                         amya@cobaltgroup.com


             THE COBALT GROUP, INC. ANNOUNCES ADJOURNMENT OF SPECIAL
                             MEETING OF SHAREHOLDERS

Seattle, Wash. (October 30, 2001)--The Cobalt Group, Inc. (NASDAQ: CBLT) announced that it has adjourned the special meeting of shareholders scheduled for today, Tuesday, October 30, 2001, to Tuesday, November 13, 2001, at 9:00 a.m. local time. The meeting had been called to consider the agreement and plan of merger between Cobalt and Cobalt Acquisition Corporation, a wholly-owned subsidiary of Warburg Pincus Equity Partners, L.P. As previously disclosed in Cobalt's proxy statement, upon the announcement of the execution of the agreement and plan of merger, several purported class action lawsuits were filed and subsequently consolidated into one action. Cobalt and the other named defendants are in preliminary discussions with the plaintiffs regarding a possible settlement of their claims and in connection with these discussions, Cobalt decided to adjourn the special meeting of shareholders. There can be no assurance that a settlement will be reached.

The special meeting will take place at Cobalt's headquarters located at 2200 First Avenue South, Suite 400, Seattle, Washington 98134.

The Cobalt Group, Inc. is a leading provider of e-business products and services that help automotive dealers and manufacturers effectively manage their businesses online. Cobalt's suite of e-business solutions includes Web services, Web site hosting, e-commerce applications, Internet-based customer relationship management applications, data management, and best practices training and consulting. Cobalt has offices in Seattle, Wash.; Portland, Ore.; Detroit, Mich.; Columbus, Ohio; and Austin, Texas.

Since 1971, Warburg Pincus has invested approximately $12 billion in 450 companies in 29 countries. The firm currently has $10 billion under management, with an additional $5 billion available for investment in a range of industries including: business services, communications, financial services, healthcare and life sciences, information technology, media and natural resources/energy. Throughout its 30-year history in private equity, Warburg Pincus has invested at all stages of a company's lifecycle, from founding start-ups and providing growth capital to leading restructurings, recapitalizations and buyouts. Warburg Pincus Equity Partners, L.P., is one of nine private equity investment funds sponsored by Warburg Pincus. The firm has 50 partners and 100 professionals in offices in New York, Menlo Park, London, Munich, Hong Kong, Singapore, Seoul, Tokyo and Mumbai.



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Safe Harbor Statements Under the Private Securities Litigation Reform Act of
1995

The statements contained in this press release which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These matters are subject to risks and uncertainties that could cause actual developments to differ materially from those contemplated. Please refer to the Company's Annual Report on Form 10-K, dated December 31, 2000, which has been filed with the United States Securities and Exchange Commission, for specific risks and uncertainties which have been previously identified by the Company and should be considered. This document is available on the world-wide-web from the Securities and Exchange Commission at www.sec.gov, Edgar Filing Section. Cobalt assumes no duty to update information contained in this press release at any time.

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